UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Edward McGee
Chief Financial Officer
Grayscale Avalanche Trust (AVAX)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

**Re: Grayscale Avalanche Trust (AVAX)**
**Amendment No. 4 to Registration Statement on Form S-1**
**Filed February 19, 2026**
**File No. 333-289829**

Dear Edward McGee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your disclosure that the Trust Agreement provides that the Trust may engage in Staking, but only if the Staking Condition has been satisfied. Please tell us whether you expect the Staking Condition to be satisfied prior to, simultaneously with, or immediately after commencement of the offering and confirm that to the extent the Sponsor causes the Trust to engage in Staking prior to or in connection with the commencement of this offering, you will revise your disclosure accordingly prior to launch.
2. We note your disclosure throughout that "[t]he *approximate* percentage of the Trust's AVAX that is staked each day would be reported the following day" (emphasis added) on your website. Please confirm that the actual percentage of the Trust's AVAX that is staked will be disclosed on the Trust's website and revise your disclosure accordingly or explain.

Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Daniel P. Gibbons